Filed pursuant to Rule 433
Dated February 28, 2023

Relating to
Preliminary Pricing Supplement No. 8,172 dated February 28, 2023 to
Registration Statement No. 333-250103

Global Medium-Term Notes, Series J
Euro Fixed/Floating Rate Senior Registered Notes Due 2029

Issuer:	Morgan Stanley
Principal Amount:	€2,000,000,000
Maturity Date:	March 2, 2029
Trade Date:	February 28, 2023
Original Issue Date (Settlement):	March 3, 2023 (T+3)
Interest Accrual Date:	March 3, 2023
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.35%
All-in Price:	99.65%
Net Proceeds to Issuer:	€1,993,000,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding March 2, 2028
Floating Rate Period:	From and including March 2, 2028 to but excluding the Maturity Date
Interest Rate:
During the Fixed Rate Period, 4.656% per annum; during the Floating Rate Period, the Base Rate plus 1.304% (to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding each Interest Reset Date)

Base Rate:	EURIBOR
Spread (plus or minus):	Plus 1.304%
Index Maturity:	Three months
Interest Reset Dates:	Each Interest Payment Date commencing March 2, 2028, provided that the March 2, 2028 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Reset Period:	Quarterly
Interest Payment Periods:	During the Fixed Rate Period, annual; during the Floating Rate Period, quarterly
Interest Payment Dates:
With respect to the Fixed Rate Period, each March 2, commencing March 2, 2024 to and including March 2, 2028; with respect to the Floating Rate Period, each March 2, June 2, September 2 and December 2, commencing June 2, 2028 to and including the Maturity Date

Day Count Convention:	During the Fixed Rate Period, Actual/Actual (ICMA); during the Floating Rate Period, Actual/360
Optional Redemption:
Optional Make-Whole Redemption, on or after September 5, 2023 and prior to March 2, 2028, in whole at any time or in part from time to time, as described in the below-referenced pricing supplement (spread to reinvestment rate: plus 30 basis points).
In addition, the Issuer may, at its option, redeem the notes, (i) in whole but not in part, on March 2, 2028, or (ii) in whole at any time or in part from time to time, on or after December 2, 2028, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Euro (“€”)
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Business Days:	London, TARGET Settlement Day and New York
Listing:
Application will be made for listing on the Official List of the Financial Conduct Authority and for admission to trading on the London Stock Exchange’s Regulated Market after the Original Issue Date.  No assurance can be given that such applications will be granted.

ISIN:	XS2595028536
Common Code:	259502853
Form:	Registered; issued under the New Safekeeping Structure (intended to be Eurosystem eligible)
Issuer Ratings*:	A1 (Moody’s) / A- (Standard & Poor’s) / A+ (Fitch) / A (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Positive / Stable)
Agents:
Morgan Stanley & Co. International plc (“MSIP”) and such other agents as shall be named in the pricing supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Prohibition of Sales to EEA and UK Retail Investors:	Applicable
MiFID II professionals/ECPs-only / No EEA PRIIPs KID:
Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID:
Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).  No UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in UK.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

None of this communication, the prospectus, the prospectus supplement or the preliminary pricing supplement is a prospectus for the purposes of Regulation (EU) 2017/1129, including as the same forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

Preliminary Pricing Supplement No. 8,172 dated February 28, 2023
Prospectus Supplement dated November 16, 2020
Prospectus dated November 16, 2020